                              Filed by Pennsylvania Real Estate Investment Trust
                                    Subject Company: Crown American Realty Trust
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                                     Commission File No.: 1-6300

[LOGO]           NEWS                  Pennsylvania Real Estate Investment Trust
                 FOR RELEASE:          200 South Broad Street
                                       Philadelphia, PA 19102
                                       www.preit.com

                                       Phone: 215-875-0700
                                       Fax: 215-546-7311
                                       Toll Free: 866-875-0700


FOR FURTHER INFORMATION:
AT PREIT                               AT KCSA PUBLIC RELATIONS WORLDWIDE
--------                               ----------------------------------
Edward A. Glickman                     Todd Fromer              Evan Smith, CFA
Executive Vice President and CFO       (Investor Relations)    (Media Relations)
(215) 875-0700                         (212) 896-1215          (212) 896-1251
AT CROWN
Terry L. Stevens
Executive Vice President and CFO
(814) 536-9538

FOR IMMEDIATE RELEASE
May 14, 2003

                  Pennsylvania Real Estate Investment Trust and
              Crown American Realty Trust Announce Merger Agreement

      Combined Company to Become a Leading Mid-Atlantic Shopping Mall REIT

PHILADELPHIA AND JOHNSTOWN, PA, May 14, 2003 - Pennsylvania Real Estate Investment Trust ("PREIT") (NYSE: PEI) and Crown American Realty Trust ("Crown") (NYSE:CWN) today announced that the companies have entered into a definitive merger agreement by which Crown will merge into PREIT. The merger will position PREIT as a leading shopping mall REIT in the Mid-Atlantic region. The boards of trustees of PREIT and Crown have unanimously approved the merger.

Following completion of the merger and the previously announced Rouse transaction, PREIT will own interests in 54 retail properties with 33.5 million square feet in 12 states. Approximately 82% of the portfolio is located in the Mid - Atlantic states of PA, NJ, DE and MD. Included in the combined portfolio are interests in 40 regional malls and 14 power and strip centers. The merged company will have a total market capitalization of approximately $2.7 billion based on PREIT's closing share price on May 13, 2003.

Under the terms of the agreement, PREIT will issue to Crown shareholders 0.3589 PREIT common shares for each outstanding share of Crown in a tax-free, share-for-share transaction. The exchange ratio was determined based on the trailing 20 day average closing prices as of May 12, 2003, and is not subject to change and there is no "collar" or minimum trading price for the shares. The transaction includes a $20 million termination fee payable to either PREIT or Crown if the merger is not completed in certain specified circumstances.

Following completion of the merger, PREIT will increase its quarterly cash dividend of $0.51 to $0.54 per share, an annual increase of $0.12 per share or 5.9%. PREIT has paid 104 consecutive distributions since its initial dividend paid in August 1962. Crown announced a regular quarterly dividend of $0.2150 per common share and $1.375 per non-convertible senior preferred share on May 14, 2003.

PREIT will also expand its board of trustees by two members. The new members will be Mark Pasquerilla, Crown's chairman and chief executive officer, and another member of Crown's current board of trustees to be selected by PREIT.

Expected Financial Impact of the Crown Merger, Rouse and Multifamily
Transactions

In its March 6, 2003 announcement of the Rouse and Multifamily transactions, PREIT provided FFO guidance of between $3.16 and $3.28 per share for calendar year 2003. The calendar year 2003 base case has increased to $3.39 to $3.51 per share attributable primarily to the earlier than expected closing of the first four Rouse assets. This base case assumes the acquisition of the remaining two Rouse properties in the second quarter of 2003 and the completion of the multifamily sale in the beginning of the third quarter of 2003. Based on the same assumptions, PREIT estimates calendar year 2004 FFO to be $3.62 to $3.74 per share.

For modeling purposes it has been assumed that the merger transaction will close at the beginning of the fourth quarter of 2003 with the first full year of combined operations in calendar year 2004. After giving effect to a one-time restructuring charge of approximately $6.75 million, or $.30 per share, PREIT estimates FFO for the calendar year 2003 to be $3.34 to $3.46 per share. Assuming completion of the merger, PREIT expects $0.64 per share of FFO accretion in 2004 compared to the base case and estimates calendar year 2004 FFO to be $4.26 to $4.38 per share.

Assets Acquired

The Crown portfolio consists of 26 wholly owned regional malls and a 50% interest in Palmer Park Mall located in Easton, PA. PREIT manages and owns the remaining 50% interest in Palmer Park Mall. As of December 31, 2002, these assets had an in-line occupancy rate of approximately 89.1% with in-line store sales volume of $274 per square foot. PREIT underwrote the Crown acquisition to generate an unleveraged return of approximately 10.2% on cost based on 2003 anticipated net operating income.

Following the merger, PREIT intends to place six of the Crown assets in a special purpose entity designed to facilitate their repositioning and disposition. As of December 31, 2002, these non-core assets had an in-line occupancy rate of approximately 72.6% with in-line sales volume of $218 per square foot. The remaining 20 core assets had an in-line occupancy rate of approximately 90.5% with in-line sales volume of $285 per square foot as of December 31, 2002.

PREIT's regional mall portfolio, prior to the completion of the Rouse portfolio acquisition, included four wholly-owned regional malls and four interests in regional malls held by joint ventures. As of December 31, 2002, these assets had an in-line occupancy rate of approximately 89.9% with in-line sales volume of $358 per square foot. In addition, the PREIT retail portfolio includes eight wholly owned strip and power centers and interests in six strip and power centers held by joint ventures. These assets had in-line occupancy rates of approximately 96.9% for the power center portfolio and 91.4% for the strip center portfolio as of December 31, 2002.

Following the merger, and assuming the completion of the Rouse portfolio acquisition, the regional mall portfolio of the combined Company will include 37 wholly owned regional malls and three interests in regional malls held by joint ventures. As of December 31, 2002, these assets had an in-line occupancy rate of approximately 90.6% with in-line store sales volume of $303 per square foot.

In connection with the merger, PREIT will receive from Crown Investments Trust (an entity owned by Mark Pasquerilla) 16 unimproved land parcels comprising approximately 92 acres adjacent to three of Crown's regional malls in exchange for the transfer of ownership of Crown's headquarters building located in Johnstown, Pennsylvania, to Crown Investments Trust.

As previously reported, Crown, as part of its restructuring, recently sold its two weakest performing assets: Oak Ridge Mall in Oak Ridge, TN and Carlisle Plaza Mall, in Carlisle, PA.

PREIT CEO Rubin Comments

Ronald Rubin, PREIT chairman and chief executive officer, said, "The merger with Crown will be an important step in the strategic transformation of our company from a diversified REIT to an enterprise with a single focus on becoming a leading owner of value-oriented retail properties in the Mid-Atlantic states. The concentration of our portfolio in our home market, the Mid-Atlantic region, will further enhance our relationships with today's most dynamic retailers. We have a long track record in repositioning middle market malls. These are exactly the kind of properties that we understand. They come with many value-creation opportunities where we can use our leasing and redevelopment expertise. We seek this type of opportunity and we are excited about the growth and value-creation potential in the Crown portfolio."

Crown CEO Pasquerilla Comments

Mark Pasquerilla, Crown chairman and chief executive officer, said, "We are pleased to merge with a company the caliber of PREIT. We believe that PREIT's demonstrated ability to create value in middle-market retail properties will enhance the value of our portfolio and create strong future performance for our shareholders. Combining our portfolios in shared markets creates many operational synergies and enables the shareholders of both companies to benefit from a larger, more liquid platform with better access to capital. This presents a win-win opportunity for both companies."

Capital Structure

As part of the transaction, PREIT expects to assume Crown's mortgage debt which as of March 31, 2003, aggregated $619.1 million, of which approximately $589.1 million was fixed rate with a weighted average interest rate of 7.4%. Included in the mortgage debt as of March 31, 2003 was a $449 million first mortgage loan secured by a portfolio of 15 Crown properties. This mortgage has an annual interest rate of 7.5% and a maturity of September 2008. In addition to its mortgage debt, Crown has a $175 million line of credit facility with GECC of which $153 million was available and $139.5 million was outstanding as of March 31, 2003. PREIT currently expects to repay Crown's GECC line of credit with proceeds from additional debt financing which it is currently negotiating with prospective lenders together with additional borrowings under PREIT's existing line of credit.

In accordance with GAAP, PREIT expects to record Crown's debt at a premium to the current principal balance of the loans. The premium will be based on the level of interest rates at the time of closing and would approximate $49 million in the aggregate based on the current level of interest rates. The premium associated with each affected loan will be amortized over such loan's remaining term resulting in an offset to interest expense. Based on the $49 million estimate, this amortization of debt premium from the Crown transaction would be $0.07 per share for the fourth quarter 2003 and $0.29 per share for calendar year 2004.

PREIT will issue in the merger new preferred shares to the current holders of Crown's non-convertible senior preferred shares. The terms of the new PREIT preferred shares will be substantially the same as the existing Crown preferred shares. There are currently 2.475 million preferred shares outstanding. This issue has an annual dividend of $5.50 per share, or 11.0% based on its $50.00 par value; it is callable at a premium beginning in July, 2007 and at par beginning in July, 2010.

As of March 31, 2003, PREIT had 16.8 million common shares outstanding and 1.8 million OP units. Crown has 32.1 million common shares outstanding and 10.0 million OP units. Assuming all Crown shares and units are exchanged at the stated exchange ratios and the Rouse acquisition is completed, PREIT expects to have approximately 28.3 million common shares and 4.1 million OP units outstanding immediately after the merger.

Integration

PREIT has retained the services of Generative Leadership Group and PricewaterhouseCoopers, LLP to assist PREIT with the integration of the Crown assets and personnel. The integration consultants are advising PREIT on organizational structure, personnel evaluation, systems and processes upgrades, change management and communication. It is anticipated that the operations of the combined company will be headquartered in Philadelphia, PA, and that operations and finance functions will be maintained at Crown offices in Johnstown, PA at least through the first quarter of 2004.

Settlement of Crown Cash Flow Support Agreement

In consideration for the termination of obligations to make any further contributions to Crown's Operating Partnership and to terminate all of the remaining cash flow support obligations of Crown Investments to Crown, Crown Investments' ownership in Crown's operating partnership was reduced in an amount equal to 500,000 common partnership units. In connection with the previously announced sale of Oak Ridge Mall to Crown Investments, Crown Investments' ownership in Crown's Operating Partnership was reduced by an aggregate amount equal to 3,759,794 common partnership units. As a result of these reductions, PREIT will issue 0.2053 PREIT OP units for each outstanding Crown OP unit, all of which, other than those issued to Crown, are currently held by Crown Investments and another entity affiliated with Mark Pasquerilla.

Schedule of Events

The merger is expected to close in the fourth quarter of 2003 and is subject to shareholder approval by the common shareholders of both companies and other customary closing conditions, including consents of certain lenders of both parties. Crown insiders, including Mark Pasquerilla, who hold or control approximately 9.3% of Crown's outstanding shares, have agreed to vote in favor of the merger.

Financial Advisors

Lehman Brothers Inc. and Citigroup Global Markets Inc. served as financial advisors to PREIT. Wachovia Securities, Inc. served as exclusive financial advisor to Crown.

Recent Events

On April 29, 2003, PREIT announced that it had completed the acquisition of the first four of the Rouse assets including Cherry Hill Mall, Moorestown Mall, The Gallery at Market East and Exton Square Mall. The properties acquired in this closing total approximately 3.6 million square feet with an aggregate purchase price of $469 million. The remaining two properties, Plymouth Meeting Mall and Echelon Mall, with approximately 2.0 million square feet and a purchase price of $79 million, subject to certain adjustments based upon the date of closing, are expected to be acquired prior to the end of this quarter.

PREIT is financing the acquisition of the Rouse portfolio through a combination of the assumption of $277 million of existing non-recourse mortgage debt, the issuance of $35 million of OP units, a $175 million term acquisition loan and $61 million from the anticipated refinancing of PREIT portfolio assets. PREIT obtained the $175 million acquisition term loan and a $25 million revolving line of credit from Wells Fargo Bank. It is intended that any net proceeds from the sale of its multifamily portfolio will be applied to repay the Wells Fargo loans. Approximately $17.8 million of the OP units are expected to be issued in the second quarter of 2004.

On April 10, 2003 PREIT announced that an affiliate of Morgan Properties had secured and accepted debt and equity financing commitments in the full amount necessary to close the purchase of the multifamily portfolio. PREIT filed the second amendment to the sale agreement for the multifamily property as an exhibit to its Form 8-K filed on April 10, 2003 with the Securities and Exchange Commission. The sale of the multifamily properties is subject to requisite consents and other conditions.


Conference Call and Presentation Information
Management of both companies have scheduled a joint conference call for 10:00 a.m. Eastern Daylight Time on May 14, 2003 to discuss the merger transaction in more detail. To listen to the call, please dial (877) 692-2590 in the U.S. and
(973) 582-2745 internationally at least five minutes before the scheduled start time. Investors can also access the call in a `listen only' mode via the Internet on PREIT's website, www.preit.com and Crown's website, www.crownamerican.com. Please allow extra time prior to the call to visit the site and download the necessary software to listen to the Internet broadcast.

A presentation with additional details is available on PREIT's web site at www.preit.com. The online archive of the presentation will be available until May 28, 2003.

For individuals unable to join the conference call, a replay of the call will be available May 15, 2003 through May 29, 2003 at (877) 519-4471 (Passcode:
3933531). The online archive of the webcast will be available over the same time period.

About Pennsylvania Real Estate Investment Trust
Pennsylvania Real Estate Investment Trust, founded in 1960 and one of the first equity REITs in the U.S., has a primary investment focus on retail shopping malls and power centers (approximately 15.4 million square feet) located in the eastern United States. PREIT's portfolio currently consists of 49 properties in 10 states. PREIT's portfolio includes 19 apartment communities (approximately 7,242 units) that are held for sale, 12 shopping malls, 14 strip and power centers and 4 industrial properties. In addition, there are 2 retail properties under development, which PREIT expects will add approximately 0.8 million square feet to its portfolio. PREIT is headquartered in Philadelphia, Pennsylvania. PREIT's corporate web site can be found at www.preit.com.


About Crown American Realty Trust
Crown American Realty Trust is an equity real estate investment trust (REIT) that, through various affiliates and subsidiaries owns, acquires, operates and develops regional shopping malls in Pennsylvania, Maryland, West Virginia, Virginia, New Jersey, Wisconsin, North Carolina, Tennessee, Alabama and Georgia. The current portfolio includes enclosed regional malls aggregating more than 16 million square feet. Crown American is listed on the New York Stock Exchange under the symbol CWN and is headquartered in Johnstown, Pennsylvania. Crown's corporate web site can be found at www.crownamerican.com.


                                      * * *




In connection with the proposed merger between PREIT and Crown American Realty Trust referenced in this press release, PREIT and Crown American Realty Trust intend to file a registration statement on Form S-4 including a joint proxy statement/prospectus and other materials with the Securities and Exchange Commission. SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these materials when they become available, as well as other materials filed with the Securities and Exchange Commission concerning PREIT and Crown American Realty Trust at, the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents filed by PREIT may be obtained for free by directing a request to Pennsylvania Real Estate Investment Trust at The Bellevue, 200 S. Broad Street, Philadelphia, PA 19102; Attn: Investor Relations. In addition, these materials and other documents filed by Crown American Realty Trust may be obtained for free by directing a request to Crown American Realty Trust at Pasquerilla Plaza, Johnstown, Pennsylvania 15901; Attn: Investor Relations.

PREIT and Crown American Realty Trust, and their respective trustees and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the shareholders of PREIT and Crown American Realty Trust in connection with the merger. Information about the trustees and executive officers of PREIT and their ownership of PREIT shares is set forth in the proxy statement for PREIT's 2003 Annual Meeting of Shareholders, which was filed with the Securities and Exchange Commission on April 30, 2003. Information about the trustees and executive officers of Crown American Realty Trust and their ownership of Crown American Realty Trust stock is set forth in the Crown American Realty Trust's Annual Report on Form 10-K and the amendment to its Form 10-K filed with the Securities and Exchange Commission on March 31, 2003 and April 22, 2003, respectively. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

A registration statement relating to PREIT securities to be issued in the merger of Crown into PREIT has not been filed with the Securities and Exchange Commission. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

This press release contains certain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and other matters that are not historical facts. These forward-looking statements reflect PREIT's and Crown's current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause future events, achievements or results to differ materially from those expressed by the forward-looking statements. In particular, PREIT and Crown may not be able to consummate the merger, or PREIT may not be able to consummate the sale of its multifamily portfolio, or the acquisition of Echelon Mall and Plymouth Meeting Mall from the Rouse Company on previously announced terms, on otherwise favorable terms to PREIT, or at all. If such transactions are consummated, PREIT's and Crown's actual results may differ significantly from those expressed in any forward-looking statement. If PREIT is unable to consummate the sale of the multifamily portfolio, it will be unable to repay the acquisition loan obtained in connection with the acquisition of the malls from the Rouse Company with the expected proceeds from such sale. Certain factors that could cause PREIT and Crown not to consummate the merger or such other transactions include, without limitation, failure of the requisite number of PREIT and Crown shareholders to approve the merger, the satisfaction of closing conditions applicable to such transactions (some of which are beyond PREIT's or Crown's control), and other economic, business or competitive factors. In addition, PREIT's and Crown's businesses are subject to uncertainties regarding the revenues, operating expenses, leasing activities, occupancy rates, and other competitive factors relating to PREIT's and Crown's respective portfolios and changes in local market conditions as well as general economic, financial and political conditions, including the possibility of outbreak or escalation of war or terrorist attacks, any of which may cause future events, achievements or results to differ materially from those expressed by the forward-looking statements. PREIT and Crown do not intend to and disclaim any duty or obligation to update or revise any forward-looking statements or industry information set forth in this press release to reflect new information, future events or otherwise.

                                              Pennsylvania Real Estate Investment Trust
                                                        Property Information
                                                              EXHIBIT I
as of 12/31/02
------------------------------------------------------------------------------------------------------------------------------------
                                                                      %
                                                     Total Owned   Occupied                               Lease              Last
                                       Total GLA         GLA       In-Line  Sales                       Expiration   Date    Reno-
     Mall Name                      (in thousands)  (in thousands)   (1)    per SF   Major Tenants         (2)       Built   vated
-----------------------------------------------------------------------------------------------------------------------------------
Capital City Mall                       609,825        489,664     98.0%    $ 329    Sears                 2004      1974
Camp Hill, PA                                                                        JC Penney's           2010
                                                                                     Hecht's               N/A
-----------------------------------------------------------------------------------------------------------------------------------
Chambersburg Mall                       454,576        454,576     93.8%    $ 225    Bon Ton               2005      1982
Chambersburg, PA                                                                     Value City            2007
                                                                                     Sears                 2010
                                                                                     JC Penney's           2012
-----------------------------------------------------------------------------------------------------------------------------------
Crossroads Mall                         448,208        448,208     88.7%    $ 267    JC Penney's           2006      1981
Mount Hope, WV                                                                       Sears                 2006
                                                                                     Belk Rhodes           2008
-----------------------------------------------------------------------------------------------------------------------------------
Francis Scott Key Mall                  706,346        567,016     95.9%    $ 256    JC Penney's           2006      1978
Frederick, MD                                                                        Sears                 2008
                                                                                     Value City            2010
                                                                                     Hecht's               N/A
-----------------------------------------------------------------------------------------------------------------------------------
Jacksonville Mall                       414,248        414,248     99.8%    $ 303    JC Penney's           2005      1981
Jacksonville, NC                                                                     Belk Rhodes           2011
                                                                                     Sears                 2011
-----------------------------------------------------------------------------------------------------------------------------------
Logan Valley Mall                       783,012        783,012     93.0%    $ 291    Kaufmann's            2005      1965   1995-96
Altoona, PA                                                                          Sears                 2016
                                                                                     JC Penney's           2017
-----------------------------------------------------------------------------------------------------------------------------------
Lycoming Mall                           794,638        674,900     86.0%    $ 231    JC Penney's           2005      1978     1990
Pennsdale, PA                                                                        Bon Ton               2006
                                                                                     Sears                 2008
                                                                                     Value City            2008
                                                                                     Kaufmann's            N/A
-----------------------------------------------------------------------------------------------------------------------------------
Martinsburg Mall                        556,400        556,400     78.6%    $ 233    JC Penney's           2011      1991
Martinsburg, WV                                                                      Sears                 2011
                                                                                     Wal-Mart              2011
                                                                                     Bon Ton               2012
-----------------------------------------------------------------------------------------------------------------------------------
New River Valley Mall                   428,602        428,602     84.6%    $ 234    Belk Rhodes           2008      1988
Christiansburg, VA                                                                   JC Penney's           2008
                                                                                     Sears                 2008
                                                                                     Peebles               2009
-----------------------------------------------------------------------------------------------------------------------------------
Nittany Mall                            531,395        436,629     88.2%    $ 255    Bon Ton               2008      1968     1991
State College, PA                                                                    JC Penney's           2005
                                                                                     Sears                 2005
                                                                                     Kaufmann's            N/A
-----------------------------------------------------------------------------------------------------------------------------------
North Hanover Mall                      450,096        450,096     89.0%    $ 238    JC Penney's           2006      1967
Hanover, PA                                                                          Sears                 2004
                                                                                     Bon Ton               2006
-----------------------------------------------------------------------------------------------------------------------------------
Palmer Park Mall (3)                    447,397        447,397     85.3%    $ 329    BonTon                2014      1972     1998
Easton, PA                                                                           Boscov's              2018
-----------------------------------------------------------------------------------------------------------------------------------

                                              Pennsylvania Real Estate Investment Trust
                                                        Property Information
                                                              EXHIBIT I
as of 12/31/02
------------------------------------------------------------------------------------------------------------------------------------
                                                                      %
                                                     Total Owned   Occupied                               Lease              Last
                                       Total GLA         GLA       In-Line  Sales                       Expiration   Date    Reno-
     Mall Name                      (in thousands)  (in thousands)   (1)    per SF   Major Tenants         (2)       Built   vated
-----------------------------------------------------------------------------------------------------------------------------------
Patrick Henry Mall                      642,295        502,295     97.7%    $ 380    Dillard's             2008      1987
Newport News, PA                                                                     Dillard's             2013
                                                                                     JC Penney's           2015
                                                                                     Hecht's               N/A
-----------------------------------------------------------------------------------------------------------------------------------
Phillipsburg Mall                       551,898        551,898     78.9%    $ 309    Sears                 2009      1989
Phillipsburg, NJ                                                                     Bon Ton               2010
                                                                                     JC Penney's           2010
-----------------------------------------------------------------------------------------------------------------------------------
South Mall                              403,916        403,916     98.1%    $ 298    Bon Ton               2005      1975
Allentown, PA                                                                        Stein Mart            2006
-----------------------------------------------------------------------------------------------------------------------------------
Valley Mall                             898,790        653,599     98.7%    $ 284    JC Penney's           2009      1974     1999
Hagerstown, MD                                                                       Bon Ton               2014
                                                                                     R/C Theaters          2020
                                                                                     Sears                 N/A
                                                                                     Hecht's               N/A
-----------------------------------------------------------------------------------------------------------------------------------
Valley View Mall                        585,784        360,239     92.2%    $ 291    Dayton's              N/A       1980     2001
LaCrosse, WI                                                                         Herberger's           N/A
                                                                                     JC Penney's           2005
                                                                                     Sears                 N/A
-----------------------------------------------------------------------------------------------------------------------------------
Viewmont Mall                           769,238        629,437     99.0%    $ 347    JC Penney's           2005      1968   1994-95
Scranton, PA                                                                         Sears                 2005
                                                                                     Kaufmann's            N/A
-----------------------------------------------------------------------------------------------------------------------------------
Washington Crown Center                 669,179        529,084     82.9%    $ 235    Sears                 2009      1969     2000
Washington, PA                                                                       Bon Ton               2010
                                                                                     Hollywood Thearters   2019
                                                                                     Kaufmann's            N/A
-----------------------------------------------------------------------------------------------------------------------------------
Wiregrass Commons Mall                  632,930        229,767     77.9%    $ 255    Dillard's             N/A       1986     1999
Dothan, AL                                                                           JC Penney's           N/A
                                                                                     McRaes                N/A
                                                                                     Parisian, Inc.        N/A
-----------------------------------------------------------------------------------------------------------------------------------
Wyoming Valley Mall                     908,122        788,354     93.0%    $ 314    Bon Ton               2007      1971     1995
Wilkes-Barre, PA                                                                     JC Penney's           2007
                                                                                     Kaufmann's            2007
                                                                                     Sears                 2006
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL/AVERAGE (3)                    12,686,895     10,799,337     90.5%    $ 285
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL/AVERAGE of Non Core Assets      3,526,355      3,345,701     72.6%    $ 218
----------------------------------------------------------------------------------
Total/AVERAGE all                    16,213,250     14,145,038     86.6%    $ 274
----------------------------------------------------------------------------------

(1) In line occupancy excludes temporary and seasonal tenants.
(2) The lease expiration date for tenants that own their own store is noted as N/A.
(3) PREIT owned 50% of the property before the merger.


                                              Pennsylvania Real Estate Investment Trust
                                                        Property Information
                                                        EXHIBIT I- continued
as of 12/31/02
------------------------------------------------------------------------------------------------------------------------------------
                                                                      %
                                                     Total Owned   Occupied                               Lease              Last
                                       Total GLA         GLA       In-Line  Sales                       Expiration   Date    Reno-
     Mall Name                      (in thousands)  (in thousands)   (1)    per SF   Major Tenants         (2)       Built   vated
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Non Core Assets
-----------------------------------------------------------------------------------------------------------------------------------
Bradley Square                          406,522        406,552     67.5%    $ 223    Sears                 2005      1991
Cleveland, TN                                                                        JC Penney's           2006
                                                                                     Proffitt's            2006
                                                                                     Kmart                 2012
-----------------------------------------------------------------------------------------------------------------------------------
Mount Berry Square                      478,679        478,679     73.3%    $ 246    JC Penney's           2006      1991
Rome, GA                                                                             Belk Rhodes           2011
                                                                                     Sears                 2011
                                                                                     Proffitt's            2012
-----------------------------------------------------------------------------------------------------------------------------------
Schuylkill Mall                         727,091        666,175     64.5%    $ 183    Kmart                 2005      1980
Frackville, PA                                                                       Sears                 2005
                                                                                     Bon Ton               2032
                                                                                     Black Diamond
                                                                                        Antiques              -
-----------------------------------------------------------------------------------------------------------------------------------
Shenango Valley Mall                    513,483        513,483     77.5%    $ 258    JC Penney's           2004      1967     1995
Sharon, PA                                                                           Sears                 2005
                                                                                     Kaufmann's            2006
-----------------------------------------------------------------------------------------------------------------------------------
Uniontown Mall                          696,432        696,432     78.6%    $ 244    Value City            2007      1969     1989
Uniontown, PA                                                                        Sears                 2008
                                                                                     Roomful Express
                                                                                        Furniture          2005
                                                                                     JC Penney's           2005
                                                                                     Teletech              2005
                                                                                     Bon Ton               2006
-----------------------------------------------------------------------------------------------------------------------------------
West Manchester Mall                    704,148        584,380     75.8%    $ 182    Bon Ton               2007      1981     1995
York, PA                                                                             Value City            2011
                                                                                     Wal-Mart              2014
                                                                                     Hecht's               N/A
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL/AVERAGE of Non Core Assets      3,526,355      3,345,701     72.6%    $ 218
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Total/AVERAGE all                    16,213,250     14,145,038     86.6%    $ 274
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

(1) In line occupancy excludes temporary and seasonal tenants.
(2) The lease expiration date for tenants that own their own store is noted as N/A.